UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)1

Farmer Bros. Co.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

307675108

(CUSIP Number)

JEANNE FARMER GROSSMAN

SUJATA WIESE

DRINKER BIDDLE & REATH LLP

1800 Century Park East, Suite 1500

Los Angeles, California 90067

(310) 203-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2019

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Jeanne Grossman Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 618,439
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 618,439
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON 1964 Jeanne Ann Farmer Grossman Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,050
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,050
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14	TYPE OF REPORTING PERSON OO

(1) Less than 1%

1	NAME OF REPORTING PERSON 1969 Jeanne Ann Farmer Grossman Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,460
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 70,460
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14	TYPE OF REPORTING PERSON OO

(1) Less than 1%

1	NAME OF REPORTING PERSON 1972 Jeanne Ann Farmer Grossman Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 24,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14	TYPE OF REPORTING PERSON OO

(1) Less than 1%

1	NAME OF REPORTING PERSON 1987 Roy F Farmer Trust II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,930
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 65,930
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14	TYPE OF REPORTING PERSON OO

(1) Less than 1%

1	NAME OF REPORTING PERSON 1988 Roy F Farmer Trust II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,060
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,060
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14	TYPE OF REPORTING PERSON OO

(1) Less than 1%

1	NAME OF REPORTING PERSON 1988 Roy F Farmer Trust III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,060
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,060
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14	TYPE OF REPORTING PERSON OO

(1) Less than 1%

1	NAME OF REPORTING PERSON 1990 Brynn Elizabeth Grossman Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,882
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,882
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14	TYPE OF REPORTING PERSON OO

(1) Less than 1%

1	NAME OF REPORTING PERSON 1992 Brynn Elizabeth Grossman Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,550
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,550
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14	TYPE OF REPORTING PERSON OO

(1) Less than 1%

1	NAME OF REPORTING PERSON Jeanne Farmer Grossman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 830,305
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 830,305
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 830,305 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

(1) Includes 18,874 shares of common stock held by Ms. Grossman, in her individual capacity, as compensation for her services on the Board of Directors of the Issuer.

The following constitutes Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D filed by the undersigned on April 9, 2018 (the “Original Filing” and together with this Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 amends the Original Filing as specifically set forth herein. This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated as follows:

This Amendment No. 1 relates to the Common Stock, $1.00 par value per share (the “Shares”), of Farmer Bros. Co., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1912 Farmer Brothers Drive, Northlake, Texas 76262.

Item 2. Identity and Background.

(a)	This Amendment No. 1 is filed by:

(i)	Jeanne Farmer Grossman

(ii)	Jeanne Grossman Living Trust

(iii)	1964 Jeanne Ann Farmer Grossman Trust

(iv)	1969 Jeanne Ann Farmer Grossman Trust

(v)	1972 Jeanne Ann Farmer Grossman Trust

(vi)	1987 Roy F Farmer Trust II

(vii)	1988 Roy F Farmer Trust II

(viii)	1988 Roy F Farmer Trust III

(ix)	1990 Brynn Elizabeth Grossman Trust

(x)	1992 Brynn Elizabeth Grossman Trust

(b)	The address of the principal office of each Reporting Person is c/o Drinker Biddle & Reath LLP, 1800 Century Park East, Suite 1500, Los Angeles, California 90067, Attn: Sujata P. Wiese.

(c)	The principal business of the Grossman Trusts is serving family investment planning purposes. The principal occupation of Jeanne Farmer Grossman is homemaker.

(d)	No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of the Reporting Persons is California.

Item 3. Source and Amount of Funds or Other Consideration.

The Grossman Trusts, each of which Jeanne Farmer Grossman is sole trustee, beneficially own an aggregate of 830,305 shares of Company Common Stock. Jeanne Farmer Grossman, in her individual capacity is the direct beneficial owner of 18,874 shares of Company Common Stock. The shares beneficially owned by each of the Grossman Trusts and by Jeanne Farmer Grossman were transferred to each respective Grossman Trust and to Jeanne Farmer Grossman in accordance with trust instruments to successor trustees and beneficiaries under various family trusts. Accordingly, no shares have been purchased by the Grossman Trusts or Jeanne Farmer Grossman.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

The transactions giving rise to the filing of this Amendment No. 1 are certain sales of the Issuer’s Shares made by Jeanne Farmer Grossman, as either trustee or co-trustee of the Farmer Trusts, in open market transactions and at prevailing market prices (the “Exit Sales”). The Exit Sales were made for general investment purposes.

As a result of the Exit Sales, the Reporting Persons’ aggregate beneficial ownership has decreased below five percent (5%). The Exit Sales, such Exit Sales occurring subsequent to the filing of the Original Filing, are set forth in more detail on Schedule I, attached hereto.

Other than as described herein, no Reporting Person has any plans or proposals that would relate to, or could result in, any of the matters set forth in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons reserve the right to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

A.	Jeanne Grossman Living Trust

(a)	As of April 9, 2018, the Jeanne Grossman Living Trust beneficially owned 618,439 shares of Common Stock:

Percentage: 3.6%

(b)	–

1.	Sole power to vote or direct vote: 618,439

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 618,439

4.	Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

B.	1964 Jeanne Ann Farmer Grossman Trust

(a)	As of April 16, 2019, the 1964 Jeanne Ann Farmer Grossman Trust beneficially owned 6,050 shares of Common Stock:

Percentage: Less than 1%

(b)	–

1.	Sole power to vote or direct vote: 6,050

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 6,050

4.	Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

C.	1969 Jeanne Ann Farmer Grossman Trust

(a)	As of February 11, 2019, the 1969 Jeanne Ann Farmer Grossman Trust beneficially owned 70,460 shares of Common Stock:

Percentage: Less than 1%

(b)	–

1.	Sole power to vote or direct vote: 70,460

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 70,460

4.	Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

D.	1972 Jeanne Ann Farmer Grossman Trust

(a)	As of April 9, 2018, the 1972 Jeanne Ann Farmer Grossman Trust beneficially owned 24,000 shares of Common Stock:

Percentage: Less than 1%

(b)	–

1.	Sole power to vote or direct vote: 24,000

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 24,000

4.	Shared power to dispose or direct the disposition: 0

(c)	None.

E.	1987 Roy F Farmer Trust II

(a)	As of April 9, 2018, the 1987 Roy F Farmer Trust II beneficially owned 65,930 shares of Common Stock:

Percentage: Less than 1%

(b)	–

1.	Sole power to vote or direct vote: 65,930

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 65,930

4.	Shared power to dispose or direct the disposition: 0

(c)	None.

F.	1988 Roy F Farmer Trust II

(a)	As of December 6, 2018 the 1988 Roy F Farmer Trust II beneficially owned 5,060 shares of Common Stock:

Percentage: Less than 1%

(b)	–

1.	Sole power to vote or direct vote: 5,060

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 5,060

4.	Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

G.	1988 Roy F Farmer Trust III

(a)	As of December 6, 2018, the 1988 Roy F Farmer Trust III beneficially owned 5,060 shares of Common Stock:

Percentage: Less than 1%

(b)	–

1.	Sole power to vote or direct vote: 5,060

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 5,060

4.	Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

H.	1990 Brynn Elizabeth Grossman Trust

(a)	As of April 16, 2019, the 1990 Brynn Elizabeth Grossman Trust beneficially owned 6,882 shares of Common Stock:

Percentage: Less than 1%

(b)	–

1.	Sole power to vote or direct vote: 6,882

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 6,882

4.	Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

I.	1992 Brynn Elizabeth Grossman Trust

(a)	As of April 16, 2019, the 1992 Brynn Elizabeth Grossman Trust beneficially owned 9,550 shares of Common Stock:

Percentage: Less than 1%

(b)	–

1.	Sole power to vote or direct vote: 9,550

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 9,550

4.	Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

J.	Jeanne Farmer Grossman

(a)	As of April 16, 2019, Jeanne Farmer Grossman beneficially owned 830,305 shares of Common Stock:

Percentage: 4.9%

(b)	–

1.	Sole power to vote or direct vote: 830,305

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 830,305

4.	Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

Each of the Reporting Persons, as a member of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his, her or its pecuniary interest therein.

(d)	No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Issuer’s Shares.

(e)	The Reporting Persons ceased to have beneficial ownership of five percent (5.0%) of the Issuer’s Shares immediately following the open market sales of the Issuer’s Shares occurring on April 16, 2019.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2019

/s/ Jeanne Farmer Grossman
JEANNE FARMER GROSSMAN

in her individual capacity and as trustee, as

applicable, of the following Grossman Trusts:

Jeanne Grossman Living Trust

1964 Jeanne Ann Farmer Grossman Trust

1969 Jeanne Ann Farmer Grossman Trust

1972 Jeanne Ann Farmer Grossman Trust

1987 Roy F Farmer Trust II

1988 Roy F Farmer Trust II

1988 Roy F Farmer Trust III

1990 Brynn Elizabeth Grossman Trust

1992 Brynn Elizabeth Grossman Trust

SCHEDULE I

Reporting Person	Transaction Date	Number of Shares Sold	Price Per Share
1990 Brynn Elizabeth Grossman Trust	12/06/2018	6,000	$ 25.00
1988 Roy F Farmer Trust II	12/06/2018	1,000	$ 25.00
1988 Roy F Farmer Trust III	12/06/2018	1,000	$ 25.00
1969 Jeanne Ann Farmer Grossman Trust	12/06/2018	6,500	$ 25.15
1969 Jeanne Ann Farmer Grossman Trust	02/11/2019	1,000	$ 25.00
1997 Jeanne Grossman Living Trust	04/16/2019	414,000	$ 19.62
1964 Jeanne Ann Farmer Grossman Trust	04/16/2019	280,000	$ 19.62
1990 Roy F and Emily M Farmer Trust	04/16/2019	37,126	$ 19.62
1990 Brynn Elizabeth Grossman Trust	04/16/2019	37,126	$ 19.62